UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 30, 2025

Ribbon Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42474	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Central Park Tower LaTour Shinjuku Room 3001
6-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023
Japan

(Address of principal executive offices)

+81 9085083462

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share and one Right	RIBBU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	RIBB	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-seventh (1/7) of one Class A Ordinary Share	RIBBR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On June 30, 2025, Ribbon Acquisition Corporation, a Cayman Islands exempted company (the “SPAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among DRC Medicine Inc., a Delaware Corporation (“PubCo”), DRC Medicine Ltd. a Japanese corporation (“DRC Medicine”), and DRC Merger Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, (i) on or one day prior to the Closing Date (defined below), PubCo and DRC Medicine will engage in a share exchange, whereby DRC Medicine’s shareholders will exchange their shares in the company for newly issued shares of PubCo; (ii) on or one day prior to the Closing Date, the SPAC will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”), and (iii) following the Domestication, the SPAC will be merged with and into Merger Sub, as a result of which Merger Sub will be the surviving company and a wholly-owned subsidiary of PubCo (the “Merger”), (prior to the Domestication, the SPAC shall be referred to herein as “Parent”). Merger Sub, together with PubCo and DRC Medicine Ltd. may be referred to herein as the “DRC Company Parties”. The Domestication, Merger, and other transactions contemplated by the Business Combination Agreement are collectively referred to as the “Business Combination;” and the consummation of the Merger is referred to as the “Closing” and the date of the Closing is referred to as the “Closing Date.” Capitalized terms shall have the meaning as defined in the Business Combination Agreement.

DRC Medicine is in the business of the design and manufacture of AI-powered allergy and infection diagnostic kits and protective face masks.

Share Exchange

On or before one day prior to the Closing Date, a holding company incorporated in Japan and holding shares in PubCo, will engage in a share exchange with shareholders of DRC Medicine, whereby the shareholders of DRC Medicine will exchange their shares in DRC Medicine for newly issued shares of PubCo. Each Common Share of DRC Medicine issued and outstanding prior to the Merger Effective Time shall be exchanged for a number of shares of PubCo Common Stock equal to the Consideration Ratio, and, accordingly, each holder of Common Shares of DRC Medicine immediately prior to said exchange shall receive, for such Common Shares of DRC Medicine that it holds, a portion of the Aggregate Merger Consideration equal to (x) the Consideration Ratio multiplied by (y) the number of Common Shares of DRC Medicine held by such holder of Common Shares of DRC Medicine immediately prior to said exchange (the “Share Exchange”).

The Domestication

One business day prior to the Closing Date, Parent shall de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with Delaware law and the Parent’s governing documents (the “Domestication”).

Before the Domestication, the Parent’s capitalization consists of Parent Ordinary Shares, Parent Rights, and Parent Units, collectively (all defined below). “Parent Ordinary Shares” means Parent Class A Ordinary Shares and Parent Class B Ordinary Shares. “Parent Rights” means the issued and outstanding rights of Parent, each such right convertible into one share of Parent Common Stock at the closing of a business combination. “Parent Unit” means each outstanding unit consisting of one share of Parent Common Stock and one-seventh (1/7) of one Parent Right denominated in one share of Parent Common Stock. Following the Domestication, PubCo’s capitalization shall consist of common stock, par value $0.0001 per share (the “PubCo Common Stock”).

Upon the Domestication, every issued and outstanding Parent Class A Ordinary Share shall convert automatically into one share of PubCo Class A Common Stock. Further, every issued and outstanding Parent Unit shall also be separated automatically into each’s individual components of one share of PubCo’s Common Stock and one-seventh (1/7) of one share of Class A Common Stock, and all Parent Units shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist.

The Merger

On the Closing Date, after the consummation of the Domestication, the following shall occur: (i) the Parent shall be merged with and into the Merger Sub, (ii) the separate corporate existence of the Parent shall thereupon cease, and the Merger Sub shall be the surviving corporation in the Merger (after the Merger Effective Time, the Merger Sub may be referred to as the “Surviving Corporation”), and (iii) the Surviving Corporation will remain a wholly-owned Subsidiary of PubCo (the “Merger”).

Consideration and Structure

The Aggregate Merger Consideration to be issued to the selling securityholders in connection with the Merger will be determined by dividing (a) 350,000,000 (the “Equity Value”) by (b) the price (the “Redemption Price”) at which each of Parent Class A Ordinary Shares may be redeemed in connection with the Business Combination. The “Consideration Ratio” is the number of shares of PubCo Common Stock to be issued in exchange for issued and outstanding capital stock upon the Merger and is equal to the quotient obtained by dividing (x) the Aggregate Merger Consideration by (y) the Aggregate Fully Diluted Company Shares, as defined in the Business Combination Agreement.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the DRC Company Parties and the SPAC during the period between execution of the Business Combination Agreement and the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Business Combination. The representations, warranties, covenants and agreements of parties made under the Business Combination Agreement will not survive the Closing except for the covenants and agreements contained therein by their terms expressly apply in whole or in part at or after the Closing or in the case of claims against a person or entity in respect of such person’s or entity’s common law fraud.

Registration Statement / Proxy Statement

As promptly as reasonably practicable after receipt of information concerning the DRC Company Parties and its securityholders as is either required by the federal securities laws or reasonably requested by the SPAC for inclusion in the Registration Statement (as defined below), the DRC Company Parties will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 relating to the Business Combination (the “Registration Statement”), which will contain a proxy statement relating to a meeting of the SPAC shareholders (the “SPAC Shareholders Meeting”) to be held to consider, among other things, (x) approval of the Domestication, (y) approval of the Business Combination (including the approval and adoption of the Business Combination Agreement and the Merger) and (z) the adoption and approval of certain other proposals the parties deem necessary to effectuate the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the absence of specified adverse laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation; (ii) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened in writing by the SEC; (iii) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Parent shareholders (the “Parent Shareholder Approval”) and PubCo’s stockholders (the “PubCo Stockholder Approval”); (iv) the size and composition of PubCo’s board of directors being as set forth in the Business Combination Agreement; (v) the PubCo Common Stock having been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”) as set forth in the Business Combination Agreement; (vi) the size and composition of PubCo’s board of directors will be as set forth in the Business Combination Agreement; and (vii) the receipt by the parties of a fairness opinion for the Business Combination from an investment bank approved by the SPAC.

The obligations of the SPAC to consummate the Business Combination are further subject to additional conditions, including, among other things: (i) material compliance by DRC Company Parties with its agreements and covenants under the Business Combination Agreement; (ii) the truth and accuracy of the representations and warranties of DRC Company Parties, subject to customary bring-down standards; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) having occurred since the date of the Business Combination Agreement that is continuing; (iv) delivery of a certificate executed by the Chief Executive Officer or Chief Financial Officer of DRC Company Parties certifying compliance with specified closing conditions; (v) the termination of certain agreements among DRC Company Parties and its stockholders; (vi) receipt of required third-party consents; (vii) execution and delivery of Non-Competition Agreements by certain key employees of DRC Company Parties; and (viii) execution and delivery of a Lock-Up Agreement by DRC Company Parties’ securityholders and SPAC’s Sponsor along other ancillary agreements to the Business Combination Agreement.

The obligations of DRC Company Parties to consummate the Business Combination are further subject to additional conditions, including, among others,: (i) material compliance by the SPAC with their respective agreements and covenants under the Business Combination Agreement; (ii) the truth and accuracy of the representations and warranties of the SPAC, subject to customary bring-down standards and exceptions for representations not resulting in a Material Adverse Effect (as defined in the Business Combination Agreement); (iii) receipt by the DRC Company Parties of a certificate executed by an authorized officer of the Company certifying compliance with certain conditions; (iv) the filing and effectiveness of PubCo’s certificate of incorporation with the Delaware Secretary of State; and (v) the execution and delivery by the SPAC of certain ancillary agreements to the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances, including, without limitation, (i) by the SPAC or the DRC Company Parties, if a governmental authority issues a final and non-appealable order or enacts a law permanently restraining, enjoining, or otherwise prohibiting the consummation of the Business Combination; (ii) by mutual written consent of the SPAC or the DRC Company Parties; (iii) by the SPAC or the DRC Company Parties in the event that the Parent Shareholder Approval or PubCo Stockholder Approval is not obtained by the Closing Date, which termination shall be effective upon ten (10) days’ prior written notice from the party terminating this Agreement to the other parties; (iv) by the SPAC, upon written notice, that the DRC Company Parties have materially breached its covenants, agreements, or representations and warranties in a way that would cause the failure of a closing condition and such breach is not cured within thirty (30) days following receipt by DRC Company Parties; (v) by the SPAC, if DRC Company Parties have failed to deliver audited financial statements or interim U.S. GAAP financial statements; and (vi) by DRC Company Parties, upon written notice, the SPAC has materially breached its covenants, agreements, or representations and warranties in a way that would cause the failure of a closing condition and such breach is not cured within thirty (30) days following receipt by the SPAC.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for fraud or willful breach of the Business Combination Agreement.

Governance

Pursuant to the Business Combination Agreement, PubCo’s board of directors will consist of five (5) members, with the Sponsor appointing one (1) director, and the DRC Company Parties appointing the remaining four (4) directors, three (3) of which shall serve as independent directors. The officer nominees are subject to mutual agreement during the interim period.

Timeframes for Filing and Closing

The SPAC expects to file the Registration Statement as promptly as practicable after the date of the Business Combination Agreement. The Closing is expected to occur following the fulfillment or waiver of the closing conditions set forth in the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement, a copy of which is included as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”). The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

DRC Medicine Shareholder Support Agreement

Concurrently with the execution of the Agreement, certain shareholders of the DRC Medicine entered into a support agreement, pursuant to which each such shareholder agreed to vote in favor of the business combination, subject to the terms of such shareholder support agreement.

The foregoing description of the DRC Medicine Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the DRC Medicine Shareholder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report.

Form of Lock-Up Agreement

In connection with the Closing certain shareholders of DRC Medicine and the Sponsor (individually, a “Holder” and collectively, the “Holders”) will enter into a lock-up agreement (the “Lock-Up Agreement”) with PubCo.

Pursuant to the Lock-Up Agreement, the Holders will agree not to transfer (except for certain permitted transfers) any shares of PubCo Common Stock held by such Holder for a period of six (6) months following the Closing Date. Permitted transfers include estate planning transfers, gifts to family members, transfers to affiliates, and other limited exceptions, provided that the transferee agrees to be bound by the same lock-up restrictions.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Lock-Up Agreement, a copy of which is included as Exhibit 10.2 to this Current Report.

Form of Amended and Restated Registration Rights Agreement

In connection with the transactions, the Company, Sponsor and certain other shareholders of PubCo, as applicable, will enter into an Amended and Restated Registration Rights Agreement to provide for the registration rights in connection with the PubCo Common Stock received in the Merger.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Form of Amended and Restated Registration Rights Agreement, a copy of which is included as Exhibit 10.3 to this Current Report.

Additional Information and Where to Find It

In connection with the proposed Business Combination, the SPAC and DRC Company Parties intend to prepare and file with the SEC a Registration Statement, which will include a preliminary proxy statement of the SPAC and a preliminary prospectus with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, the SPAC will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the SPAC shareholder meeting. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. The SPAC and DRC Company Parties may also file other documents with the SEC regarding the Business Combination. the SPAC’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus contained therein, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about the SPAC, DRC Company Parties, and the Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Ribbon Acquisition Corporation, Central Park Tower LaTour Shinjuku Room 30016-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023 Japan.

Participants in the Solicitation

The SPAC, DRC Company Parties, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the Company’s shareholders in respect of the Business Combination and the other matters set forth in the Registration Statement. A list of the names of the SPAC’s directors and executive officers and a description of their interests in the SPAC is set forth in the SPAC’s Registration Statement on Form S-1, as amended from time to time, which was filed with the SEC and declared effective on January 14, 2025, and is available free of charge at the SEC’s website located at www.sec.gov or by directing a request to Ribbon Acquisition Corporation, Central Park Tower LaTour Shinjuku Room 30016-15-1 Nishi Shinjuku, Shinjuku-ku Tokyo 160-0023 Japan. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Business Combination when it becomes available.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The SPAC’s and DRC Company Parties’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the SPAC’s and DRC Company Parties’ expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of the SPAC and DRC Company Parties and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement relating to the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against the SPAC or DRC Company Parties following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of the SPAC or other conditions to closing in the Business Combination Agreement; (4) delays in obtaining or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (6) the inability to obtain or maintain the listing of the post-acquisition company’s ordinary shares on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DRC Company Parties or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties to be identified in the Registration Statement filed by PubCo (when available) relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by the SPAC and DRC Company Parties. The SPAC and DRC Company Parties caution that the foregoing list of factors is not exclusive. The SPAC and DRC Company Parties caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither the SPAC nor DRC Company Parties undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this Current Report on Form 8-K.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination, or an offer to sell, or the solicitation of an offer to buy, any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be affected. Neither the SEC nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Business Combination contemplated hereby or determined that this press release is truthful or complete. Any representation to the contrary is a criminal offense.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1†*	Business Combination Agreement, by and among Ribbon Acquisition Corporation, DRC Medicine Inc., DRC Merger Inc., and DRC Medicine Ltd., dated as of June 30, 2025
10.1*	Company Shareholder Support Agreement, dated as of June 30, 2025.
10.2	Form of Lock-Up Agreement.
10.3†	Form of Amended and Restated Registration Rights Agreement.
99.1	Press Release, dated as of June 30, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Certain portions of these exhibits have been redacted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RIBBON ACQUISITION CORPORATION

Date: July 1, 2025	By:	/s/ Angshuman (Bubai) Ghosh
	Name:	Mr. Angshuman (Bubai) Ghosh
	Title:	Chief Executive Officer